20008811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew H. Reich
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.b.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & CFO

Title

8/28/2020

Notary Public

ED SHAUGHNESSY
Notary Public - California
Los Angeles County
Commission # 2256398
My Comm. Expires Sep 24, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

SIEBERT
MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm

As of and for the year ended
December 31, 2019
(with supplementary information)

MURIEL SIEBERT & CO., INC.

Year Ended December 31, 2019

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Muriel Siebert & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

MURIEL SIEBERT & CO., INC.
Statement of Financial Condition
As of December 31, 2019

ASSETS	
Cash and cash equivalents	$ 2,280,000
Receivable from clearing broker dealers	2,209,000
Receivable from related party	1,000,000
Other receivables	130,000
Prepaid expenses and other assets	398,000
Furniture, equipment and leasehold improvements, net	1,088,000
Software, net	816,000
Lease right-of-use assets	2,291,000
Equity method investment in related party	3,360,000
Deferred tax assets	5,079,000
Total Assets	**$ 18,651,000**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 708,000
Due to clearing broker dealers and related parties	7,000
Securities sold, not yet purchased, at fair value	88,000
Lease liabilities	2,592,000
Total Liabilities	3,395,000
Commitment and Contingent Liabilities	
Stockholder's Equity:	
Common stock, $1 par value; 1,000 shares authorized; 649 shares issued	1,000
Additional paid-in capital	—
Retained earnings	15,255,000
Total Stockholder's Equity	15,256,000
Total Liabilities and Stockholder's Equity	**$ 18,651,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Operations
Year Ended December 31, 2019

REVENUE	
Margin, interest, marketing and distribution fees	$ 10,994,000
Principal transactions	8,061,000
Commissions and fees	6,876,000
Interest	65,000
Total Revenue	**25,996,000**
EXPENSES	
Employee compensation and benefits	11,795,000
Clearing fees, including execution costs	2,576,000
Rent and occupancy	1,372,000
Technology and communications	1,168,000
Other general and administrative	914,000
Office expenses	794,000
Depreciation and amortization	617,000
Travel and entertainment	439,000
Professional fees	326,000
Total Expenses	**20,001,000**
Loss from equity method investment in related party	(66,000)
Income before provision for income taxes	5,929,000
Provision for income taxes	1,501,000
Net income	**$ 4,428,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - January 1, 2019	649	$ 1,000	$ 1,041,000	$ 14,962,000	$ 16,004,000
Net income	—	—	—	4,428,000	4,428,000
Distribution to Parent	—	—	(1,041,000)	(4,135,000)	(5,176,000)
Balance - December 31, 2019	**649**	**$ 1,000**	**$ —**	**$ 15,255,000**	**$ 15,256,000**

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows From Operating Activities	
Net income	$ 4,428,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax expense	497,000
Depreciation and amortization	617,000
Loss from equity method investment in related party	66,000
Changes in:	
Receivable from clearing broker dealers	(210,000)
Receivable from lessors	171,000
Other receivables	(34,000)
Prepaid expenses and other assets	24,000
Accounts payable and accrued liabilities	152,000
Due to clearing broker dealers and related parties	(62,000)
Lease incentive obligation	(171,000)
Due to Parent	(16,000)
Securities sold, not yet purchased, at fair value	88,000
Lease liabilities	299,000
Net cash provided by operating activities	5,849,000
Cash Flows From Investing Activities	
Return of investment in equity method investment in related party	241,000
Equity method investment in related party	(3,665,000)
Purchase of furniture, equipment and leasehold improvements	(1,006,000)
Purchase of software	(701,000)
Net cash used in investing activities	(5,131,000)
Cash Flows From Financing Activities	
Distribution to Parent	(5,176,000)
Net cash used in financing activities	(5,176,000)
Net decrease in cash and cash equivalents	(4,458,000)
Cash and cash equivalents - beginning of year	6,738,000
Cash and cash equivalents - end of year	**$ 2,280,000**

Supplemental Cash Flow Information

Cash paid to Parent for income taxes	$ 1,208,000
Cash paid for interest	—

See accompanying notes to the financial statements.

MURIEL SIEBERT & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1. Business

Muriel Siebert & Co., Inc. ("MSCO" or the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), is registered as a broker dealer with FINRA and engages in the business of providing discount brokerage services for customers and trading securities for its own account.

The Company is headquartered in New York, NY, with primary operations in New Jersey and California. The Company has various offices throughout the United States of America (U.S.) and clients around the world.

In January 2019, the Company purchased approximately 15% of the outstanding shares of StockCross Financial Services, Inc. ("StockCross"), a clearing broker dealer. Subsequently, the Company acquired the remaining 85% of StockCross' outstanding shares, and effective January 1, 2020, StockCross was merged with and into the Company. *See "Note 14 – Subsequent Events" for additional detail on the transaction with StockCross.*

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company makes significant estimates that affect the reported amounts of assets, liabilities, revenue, and expenses. The estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing the Company's books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation. Estimates are used in intangible asset valuations and useful lives, depreciation, income taxes, and the contingent liabilities related to legal and healthcare expenses. The Company also estimates the valuation allowance for its deferred tax assets based on the more likely than not criteria. The Company believes that its estimates are reasonable.

Cash and Cash Equivalents

Cash and cash equivalents are all cash balances that are unrestricted. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2019, the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business. The Company has experienced no historical losses in relation to its contra-parties.

Receivable from Clearing Broker Dealers

Retail customer transactions are cleared, on a fully disclosed basis, through two clearing brokers, StockCross and National Financial Services LLC ("NFS"), the former of which is an affiliate. The Company operates on a month to month basis with both clearing brokers and they offset their fees against the Company's revenues on a monthly basis.

Receivables from clearing broker dealers include amounts receivable as well as cash on deposit. As of the year ended December 31, 2019, cash clearing deposits with StockCross and NFS were $75,000 and $50,000, respectively, which are included in the line item titled "Receivable from clearing broker dealers" on the statement of financial condition.

The Company evaluates receivables from clearing broker dealers for collectability noting no amount was considered uncollectable as of December 31, 2019. No valuation allowance is recognized for receivables from clearing broker dealers as the Company does not have a history of losses from receivables from clearing broker dealers and does not anticipate losses in the future. The accounting policies for the revenue related to these receivables are detailed further in the significant accounting policy for revenue recognition.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally not exceeding four years. Leasehold improvements are amortized over the shorter of the estimated useful life or remaining lease term unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee will amortize over the estimated useful life of the leasehold improvements.

Software

The Company capitalizes certain costs for software, such as software license arrangements with a contract term of greater than 1 year, as well as other software, and amortizes the assets over the estimated useful life of the software or contract term, generally not exceeding 3 years. The Company accounts for software license arrangements with a contract term of 1 year as prepaid assets and amortizes them over the contract term. Other software costs such as routine maintenance and various data services to provide market information to customers are expensed as incurred. As of December 31, 2019, the Company estimates future amortization of software assets of $329,000, $272,000, $119,000, and $96,000 in the years ended December 31, 2020, 2021, 2022, and 2023, respectively.

Equity Method Investments

Investments in which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method of accounting and are included in the equity method investment in related party asset in the statement of financial condition. Under this method of accounting, the Company's share of the net earnings or losses of the investee is presented before the income before provision for income taxes in the statement of operations.

The Company evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Revenue Recognition and Other Income

Revenue from contracts with customers includes commissions and fees, principal transactions, and interest. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. For the year ended December 31, 2019, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

The primary sources of revenue for the Company are as follows:

Margin Interest, Marketing and Distribution fees

Margin interest, marketing and distribution fees consists of two components: margin interest and 12b1 fees. Margin interest is the net interest charged to customers for holding financed margin positions, and 12b1 fees are fees paid to the Company related to trailing payments from mutual funds as a result of prior sales of mutual funds to customers. Margin interest, marketing and distribution fees are recorded as earned.

Principal Transactions

Principal transactions primarily represent riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commissions and Fees

The Company earns commission revenue for executing trades for clients in individual equities, options, insurance products, futures, fixed income securities, as well as certain third-party mutual funds and ETFs. Commission revenue associated with combined trade execution and clearing services, as well as trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The following table presents the major revenue categories and when each category is recognized:

Revenue Category	**Year Ended December 31, 2019**	**Timing of Recognition**
Trading execution and clearing services		
Principal transactions	$ 8,061,000	Recorded on trade date
Commission and fees	6,876,000	Recorded on trade date
Interest	65,000	Recorded as earned
Total Trading execution and clearing services	15,002,000	
Other income		
Margin interest, marketing and distribution fees		
Margin interest	8,006,000	Recorded as earned
12b1 fees	2,988,000	Recorded as earned
Total Margin interest, marketing and distribution fees	10,994,000	
Total Revenue	**$ 25,996,000**	

The below table lists each revenue stream and its related performance obligation:

Revenue Stream	Performance Obligation
Principal transactions, Commissions and fees, Interest	Provide security trading services to customer and act as agent
Margin interest, marketing and distribution fees	n/a

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

As a result of the inclusion in consolidated filings, the income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent. Income taxes receivable as of December 31, 2019 was $73,000, which is included in the line item titled "Prepaid expenses and other assets" on the statement of financial condition. The Company records an offsetting capital contribution from the Parent for federal or state and local income taxes that are not expected to be paid directly by the Parent.

The Company records accruals for uncertain tax positions when the Company believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company adjusts these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The Company had no uncertain tax positions as of December 31, 2019.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversal of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. To the extent the Company determines that realization of deferred tax assets not is more likely than not, the Company records a valuation allowance for the deferred tax assets. As a result, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such an occurrence could materially impact the Company's results of operations and financial condition.

Recently Issued Accounting Pronouncements

ASU 2018-15 – In August 2018, the FASB issued Accounting Standards Update ("ASU") 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers to apply the same criteria for capitalizing implementation costs incurred in a cloud computing arrangement that is hosted by the vendor as they would for an arrangement that has a software license. The standard is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The standard can be adopted prospectively or retrospectively. The Company is currently evaluating the expected impact of this new standard.

Recently Adopted Accounting Pronouncements

ASU 2016-02 – In February 2016, the FASB established Topic 842, Leases, by issuing ASU 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model that requires a lessee to recognize a lease right-of-use asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The new standard is effective for the Company on January 1, 2019, with early adoption permitted. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of

initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. As of December 31, 2019, the Company recognized lease right-of-use assets of approximately $2.3 million and corresponding lease liabilities of approximately $2.6 million.

The new standard provides a number of optional practical expedients in transition. The Company elected the "package of practical expedients," which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs. The Company has not elected the hindsight practical expedient at transition.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize lease right-of-use assets or lease liabilities.

3. Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 or "Uniform Net Capital Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debits. As of December 31, 2019, the Company had net capital of approximately $4.4 million, which was approximately $4.2 million in excess of required net capital of $250,000.

The Company claims exemption from the reserve requirements under the SEC's Rule 15c-3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through one unaffiliated and one affiliated clearing firm on a fully disclosed basis.

The Company's cash and cash equivalents are unrestricted and are used to fund working capital needs. The Company's total assets as of December 31, 2019 were approximately $18.7 million, of which $2.3 million, or approximately 12%, is highly liquid.

4. Receivable from and Payable to Clearing Broker Dealers and Related Parties

Amounts receivable from / payable to clearing broker dealers and related parties consist of the following as of December 31, 2019:

Receivable from clearing broker dealers	
NFS	$ 1,326,000
StockCross	883,000
Total Receivable from clearing broker dealers	**$ 2,209,000**
Receivable from related party	
StockCross	$ 1,000,000
Total Receivable from related party	**$ 1,000,000**
Other receivables	
StockCross	$ 88,000
Citibank	31,000
Park Wilshire Companies, Inc.	11,000
Total Other receivables	**$ 130,000**

Due to clearing broker dealers and related parties		
StockCross	$	7,000
Total Due to clearing broker dealers and related parties	**$**	**7,000**

5. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2019:

Leasehold improvements	$ 1,389,000
Equipment	136,000
Furniture and fixtures	124,000
Total Furniture, Equipment, and Leasehold Improvements	1,649,000
Less accumulated depreciation	(561,000)
Total Furniture, Equipment, and Leasehold Improvements, Net	**$ 1,088,000**

6. Equity Method Investments

In January 2019, the Company purchased approximately 15% of StockCross' outstanding shares. The number of shares purchased by the Company was 922,875 at a per share price of approximately $3.97, which was representative of the fair value as of the transaction date. The Company's ownership in StockCross is accounted for under the equity method of accounting.

In determining whether the investment in StockCross should be accounted for under the equity method of accounting, the Company considered the guidance under ASC 323, Investments – Equity Method and Joint Ventures. Although the Company maintains approximately 15% ownership interest in StockCross as of December 31, 2019, the Company evaluated the positive evidence related to criteria such as common representation on the board of directors, participation in policy-making processes, material intra-entity transactions, interchange of managerial personnel and technological interdependency of the Company and StockCross. Based on these criteria, the Company determined that it was able to exercise significant influence of StockCross, and therefore the equity method of accounting was used for this transaction.

Under the equity method, the Company recognizes its share of StockCross' earnings / loss in the earnings of / loss from equity method investment in related party line item in the statement of operations. The Company has elected to classify distributions received from equity method investees using the cumulative earnings approach. For the year ended December 31, 2019, the loss recognized from the Company's investment in StockCross was $66,000. This investment is reported in the equity method investment in related party asset in the statement of financial condition. In September 2019, StockCross made a $1.6 million cash distribution to its shareholders, of which the Company received $241,000, which reduced the carrying amount of the investment in StockCross. As of December 31, 2019, the carrying amount of the investment in StockCross was approximately $3,360,000.

The Company evaluates its equity method investments for impairment when events or changes indicate the carrying value may not be recoverable. If the impairment is determined to be other-than-temporary, the Company will recognize an impairment loss equal to the difference between the expected realizable value and the carrying value of the investment. As of December 31, 2019, the fair value of the investment in StockCross is not estimated because there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and thus, no impairment was recorded.

Below is a table showing the summary from the statement of operations for StockCross for the period indicated (unaudited):

	Year Ended December 31, 2019
Revenue	$ 14,823,000
Operating loss	$ 508,000
Net loss	$ 420,000

7. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 affected the accounting treatment for operating lease agreements in which the Company is the lessee.

As of December 31, 2019, the Company rents office space under operating leases expiring in 2020 through 2024, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the statement of financial condition.

	As of December 31, 2019
Assets	
Lease right-of-use assets	$ 2,291,000
Liabilities	
Lease liabilities	$ 2,592,000

The calculated amounts of the lease right-of-use assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. As of December 31, 2019, the Company does not believe that any of the renewal options under the existing leases are reasonably certain to be exercised; however, the Company will continue to assess and monitor the lease renewal options on an ongoing basis. The Company also leases some miscellaneous office equipment, but they are immaterial and therefore the Company records the costs associated with this office equipment in the statement of operations rather than capitalizing them as lease right-of-use assets. The Company determined a discount rate of 5.0% would approximate the Company's cost to obtain financing given its size, growth, and risk profile.

Lease Term and Discount Rate	
Weighted average remaining lease term – operating leases (in years)	3.3
Weighted average discount rate – operating leases	5.0%

The following table represents lease costs and other lease information. The Company has elected the practical expedient to not separate lease and non-lease components, and as such, the variable lease cost primarily represents variable payments such as common area maintenance and utilities which are determined by the leased square footage in proportion to the overall office building.

	Year Ended December 31, 2019
Operating lease cost	$ 868,000
Short-term lease cost	446,000
Variable lease cost	58,000
Sublease income	—
Total lease cost	$ 1,372,000
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 891,000
Lease right-of-use assets obtained in exchange for new lease liabilities	
Operating leases	$ 3,028,000

Lease Commitments

Future annual minimum payments for operating leases with initial terms of greater than one year as of December 31, 2019 were as follows:

Year	Amount
2020	$ 992,000
2021	759,000
2022	513,000
2023	493,000
2024	56,000
Remaining balance of lease payments	2,813,000
Difference between undiscounted cash flows and discounted cash flows	221,000
Lease liabilities	**$ 2,592,000**

Rent and related operating expenses were $1,372,000 for the year ended December 31, 2019.

8. Income Taxes

Provision for income taxes consists of the following:

Current income tax expense, which represents the amount of federal tax and state and local tax currently payable or receivable, including interest and penalties and amounts accrued for unrecognized tax benefits, if any, and;

Deferred income tax expense, which represents the net change in the deferred tax assets or liability balance during the year, including any change in the valuation allowance for the deferred tax assets, if any. For the year ended December 31, 2019, there was no change in the valuation allowance for the deferred tax assets.

The following table presents the components of provision for income taxes for the year ended December 31, 2019:

Current income tax expense	
Federal	$ 587,000
State and local	417,000
Total Current income tax expense	1,004,000
Deferred income tax expense	
Federal	320,000
State and local	177,000
Total Deferred income tax expense	497,000
Total Provision for income taxes	**$ 1,501,000**

Effective Income Tax Reconciliation

A reconciliation of the U.S. federal statutory income tax rate to the effective tax rate applicable to income before provision for income taxes is as follows for the year ended December 31, 2019:

Expected income tax at statutory federal tax rate (21%)	$ 1,245,000
Net effect of:	
Non-deductible expenses	46,000
Depreciation	21,000
Tax amortization of intangible assets	(280,000)
Effect due to state and local taxes, net of U.S. federal income tax	469,000
Total Provision for income taxes	**$ 1,501,000**

Net Operating Losses

The Company's pre-tax federal and state and local net operating losses for tax purposes ("NOLs") as of December 31, 2019 were $15,215,000, and $24,257,000, respectively, which expire by 2036. The federal NOL carryforwards have been reduced by the impact of annual limitations of approximately $895,000 per year as described in the Internal Revenue Code Section 382 that arose as a result of an ownership change. Deferred tax assets are reported net of NOLs that have expired or are not expected to be utilized in the future.

Income Tax Examinations

The Parent and the Company are subject to federal, state, and local tax examinations for a period typically between three and four years. The Parent and the Company are currently under tax examination by the State of New York for tax years 2012 through 2014. As of December 31, 2019, the State of New York has not proposed any adjustment to the Company's tax position. Except for the examination described above, the Parent and the Company are not under any other tax examinations.

Unrecognized Tax Benefits

The Company applied the "more-likely-than not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the financial statements as of December 31, 2019. The Company classifies interest and penalties that would accrue according to the provisions of relevant tax law as income taxes.

Deferred Tax Assets

The evaluation of the recoverability of the deferred tax assets and the need for a valuation allowance requires the Company to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

The Company's framework for assessing the recoverability of the deferred tax assets requires a determination of whether or not there is sufficient taxable income of appropriate character within the carryback, carryforward period available under tax law. The Company considers of all available evidence, including:

- Taxable income in carryback years if carryback is permitted
- Future reversals of existing taxable temporary differences
- Projected future taxable income exclusive of reversing temporary difference

In assessing projected future taxable income, the Company considers all evidence, including:

- The nature, frequency, and amount of cumulative financial reporting income and losses in recent years
- The sustainability of recent operating profitability of the Company
- The predictability of future operating profitability of the character necessary to realize the net deferred tax assets

- The carryforward period for the NOLs, including the effect of reversing taxable temporary differences
- Prudent and feasible actions and tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets

In performing the assessment of the recoverability of the deferred tax assets under this framework, the Company also considers tax laws governing the utilization of the NOL in each applicable jurisdiction.

As of December 31, 2019, the Company determined that sufficient positive evidence existed to conclude that it is more likely than not that its deferred tax assets were fully realizable, and therefore, a valuation allowance was not necessary.

Below is a breakout of the deferred tax assets, net of valuation allowance as of December 31, 2019:

Deferred tax assets	
Net operating loss carryforwards	$ 5,372,000
Total Deferred tax assets	5,372,000
Deferred tax liabilities	
Furniture, equipment, leasehold improvements, and other software	(251,000)
Other reconciling items	(42,000)
Total Deferred tax liabilities	(293,000)
Total Deferred tax assets	**$ 5,079,000**

9. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for an identical asset or liability that the Company can assess at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a variety of factors, such as the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As such, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. Government Securities: U.S. government securities are valued using quoted market prices and as such, valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Municipal Securities: Municipal securities are valued using recently executed transactions, market price quotations (when observable), bond spreads from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. Municipal securities are generally categorized in level 2 of the fair value hierarchy.

Corporate Bonds and Convertible Preferred Stock: The fair value of corporate bonds and convertible preferred stock are determined using recently executed transactions, market price quotations (when observable), bond spreads, or credit default swap spreads obtained from independent external parties such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds and convertible preferred stocks are generally categorized in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities: Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Certificates of Deposit: Certificates of deposit included in investments are valued at cost, which approximates fair value. These are categorized within segregated investments in level 2 of the fair value hierarchy.

Unit Investment Trusts: Units of unit investment trusts are carried at redemption value, which represents fair value. Units of unit investment trusts are categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Securities sold, not yet purchased, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Equity securities	$ 88,000	—	—	$ 88,000
Total Securities sold, not yet purchased, at fair value	**$ 88,000**	—	—	**$ 88,000**

10. Financial Instruments With Off-Balance-Sheet Risk and Concentrations of Credit Risk

Retail customer transactions are cleared, on a fully disclosed basis, through two clearing brokers, one of which is an affiliate. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2019 have settled subsequent thereto with no material adverse effect on the Company's financial statements.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

11. Commitments, Contingencies and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of the Company, all such matters are without merit, or involve amounts which would not have a significant effect on the financial statements of the Company.

General Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is self-insured with respect to employee health claims. The Company maintains stop-loss insurance for certain risks and has a health claim reinsurance limit capped at approximately $50,000 per employee. The estimated liability for self-insurance claims is initially recorded in the year in which the event of loss occurs and may be subsequently adjusted based upon new information and cost estimates. Reserves for losses represent estimates of reported losses and estimates of incurred but not reported losses based on past and current experience. Actual claims paid and settled may differ, perhaps significantly, from the provision for losses. This adds uncertainty to the estimated reserves for losses. Accordingly, it is at least possible that the ultimate settlement of losses may vary significantly from the amounts included in the financial statements.

As part of this plan, the Company recognized expenses totaling $867,000 for the year ended December 31, 2019. The Company had an accrual of $47,000 as of December 31, 2019, which represents the historical estimate of future claims to be recognized for claims incurred prior to the period.

The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

12. Employee Benefit Plans

The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2019.

13. Related Party Disclosures

StockCross

StockCross and the Company are under common ownership and StockCross serves as one of the two clearing brokers for the Company. StockCross has a clearing agreement with the Company in which StockCross passes through all revenue and charges the Company for related clearing expenses. Outside of the clearing agreement, the Company has an expense sharing agreement with StockCross for its Beverly Hills and Jersey City offices and StockCross pays some vendors for miscellaneous expenses which it passes through to the Company. As of December 31, 2019, the Company had receivables from StockCross totaling approximately $2.0 million, consisting of financing for inventory positions, the net monthly clearing fees StockCross owes the Company, and a clearing deposit. As of December 31, 2019, the Company had a payable to StockCross totaling $7,000. In January 2019, the Company purchased approximately 15% of StockCross' outstanding shares. Effective January 1, 2020, the Company acquired the remaining 85% of StockCross and StockCross was merged with and into the Company. For the year ended December 31, 2019, the loss recognized from the Company's 15% investment in StockCross was $66,000.

Kennedy Cabot Acquisition, LLC ("KCA")

KCA is an affiliate of the Company and StockCross. To gain efficiencies and economies of scale with billing and administrative functions, KCA serves as a paymaster for the Company and StockCross for compensation and benefits expenses, the entirety of which KCA passes through to the Company and StockCross proportionally. In addition, KCA has purchased the naming rights for the Company for the Company to use.

Park Wilshire Companies, Inc. ("PWC")

PWC brokers the insurance policies for related parties. As of December 31, 2019, the Company had a receivable from PWC totaling approximately $11,000.

14. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2019 and through February 28, 2020, the date of the filing of this report.

As previously disclosed in a Current Report on Form 8-K, filed on January 7, 2020, the Parent entered into an Agreement and Plan of Merger by and between the Parent, the Company, StockCross and Michael J. Colombino, on behalf of himself and as representative of the other StockCross shareholders, pursuant to which the Parent acquired, from the StockCross shareholders, all of the shares of StockCross in exchange for a total of 3,298,774 shares of common stock of the Parent and StockCross was merged with and into the Company (the "Merger"). The Merger was effective on January 1, 2020, and as a result, StockCross merged with and into the Company. Prior to the Merger, the Company owned 15% of the issued and outstanding common stock of StockCross, and the Parent and StockCross were affiliated entities through common ownership.

The acquisition of StockCross will provide new business lines to the Company such as market-making, equity stock plan services, IRA custodianship and securities lending. The Company will gain self-clearing capabilities as well as additional net capital, assets under management and two retail branches from the acquisition. For the year ended December 31, 2019, the Company incurred approximately $107,000 of expenses related to the Merger which are within the line item titled "Professional fees" in the statement of operations.

Other than the event described above, there have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

MURIEL SIEBERT & CO., INC.
Supplementary Information
Computation of Net Capital under SEC Uniform Net Capital Rule 15c3-1
As of December 31, 2019

Total Stockholder's Equity	$ 15,256,000
Non-allowable assets:	
Deferred tax assets	5,079,000
Equity method investment in related party	3,360,000
Furniture, equipment and leasehold improvements, net	1,088,000
Software, net	816,000
Prepaid expenses and other assets	325,000
Other receivables	130,000
Total Non-allowable assets	10,798,000
Net capital before haircuts on securities positions	4,458,000
Less: Haircuts on securities:	13,000
Net capital	$ 4,445,000
Minimum capital requirement	250,000
Excess net capital	$ 4,195,000
Net capital in excess of 120% of requirement	$ 4,145,000
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 708,000
Securities sold, not yet purchased, at fair value	88,000
Due to clearing broker dealers and related parties	7,000
Income taxes payable	(73,000)
Total Aggregate indebtedness	$ 730,000
Computation of basic net capital	
Minimum net capital required (greater of $250,000 or 1/15 of aggregate indebtedness)	$ 250,000
Excess net capital	**$ 4,195,000**
Percentage of aggregate indebtedness to net capital	16.4%

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in its unaudited Part IIA FOCUS Report filing, as amended.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Muriel Siebert & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Muriel Siebert & Co., Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Muriel Siebert & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) Muriel Siebert & Co., Inc. stated that Muriel Siebert & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Muriel Siebert & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Muriel Siebert & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 28, 2020

SIEBERT MURIEL SIEBERT & CO., INC.
MEMBER NYSE, FINRA & SIPC

120 Wall Street | 25th Floor | New York, NY 10005
Toll Free: (800) 872-0444 | Fax: (212) 486-2784 | www.SiebertNet.com

Muriel Siebert & Co., Inc.'s Exemption Report

Muriel Siebert & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2019.

Muriel Siebert & Co., Inc.

I, Andrew H. Reich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO & CFO

Date: _02/28/20___________

bakertilly

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Muriel Siebert & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Muriel Siebert & Co, Inc. (the Company and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 28, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2019 AMENDMENT

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14900 FINRA
MURIEL SIEBERT & CO., INC.
15 EXCHANGE PLACE
SUITE 800
JERSEY CITY, NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Reich (310) 385-1861

2. A. General Assessment (item 2e from page 2) $30,197

B. Less payment made with SIPC-6 filed (exclude interest) (30,291)
8/23/2019; 1/30/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (94)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(94)

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $(94)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MURIEL SIEBERT & CO., INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 14TH day of FEBRUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$25,996,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,575,918
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	86,360
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,202,550	
Enter the greater of line (i) or (ii)	3,202,550
Total deductions	5,864,828
2d. SIPC Net Operating Revenues	$20,131,172
2e. General Assessment @ .0015	$ 30,197 (to page 1, line 2.A.)